Exhibit 2 April 12, 2012 Forbes Article by Eric Jackson

Exhibit 2

Hypocritical Yahoo! Says Icahn Fit to Serve as Director But Loeb Isn’t

Forbes

April 12, 2012

By Eric Jackson

Within the last 6 months, Dan Loeb’s Third Point hedge fund has become the largest institutional investor in Yahoo! (YHOO).  His combined stake in the company is worth over $1 billion and it’s his fund’s single biggest position.

Read the rest of the article here: http://www.forbes.com/sites/ericjackson/2012/04/12/hypocritical-yahoo-says-icahn-fit-to-serve-as-director-but-loeb-isnt/

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